IO Biotech, Inc.

Ole Maaløes Vej 3

DK-2200 Copenhagen N

Denmark

February 9, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:        Tyler Howes

Re:                   IO Biotech, Inc.

                          Registration Statement on Form S-3, as amended

                         File No. 333-269569

                          Acceleration Request

                                          Requested Date:     February 10, 2023

                                          Requested Time:    4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, IO Biotech, Inc. (the “Company”), hereby requests that the effective date of the above-referenced Registration Statement on Form S-3, as amended (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on February 10, 2023, or as soon thereafter as practicable or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

Please contact Nick DeAngelis of Sidley Austin LLP at (214) 969-3563 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

/s/ Devin Smith Devin Smith
General Counsel
IO Biotech, Inc.

cc:	Mai-Britt Zocca, IO Biotech, Inc.

Amy Sullivan, IO Biotech, Inc.

Frank Rahmani, Sidley Austin LLP

Istvan Hajdu, Sidley Austin LLP

Nick DeAngelis, Sidley Austin LLP